UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

APX ACQUISITION CORP. I

(Name of Registrant)

Cayman Islands	001-41125	N/A
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

714 Westview Avenue

Nashville, Tennessee 37205

(Address of Principal Executive Offices)

(202) 465-5882

(Registrant’s Telephone Number)

Approximate Date of Mailing: March 27, 2024

APX ACQUISITION CORP. 1

714 Westview Avenue

Nashville, Tennessee 37205

Telephone: (202) 465-5882

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND

RULE 14F-1 THEREUNDER

NOTICE OF PROPOSED CHANGE IN THE

MAJORITY OF THE BOARD OF DIRECTORS

March 27, 2024

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF APX ACQUISITION CORP. 1.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO SEND A PROXY OR TAKE ANY ACTION.

INTRODUCTION

The information contained in this information statement (this “Information Statement”) is being furnished to all holders of record of Ordinary Shares (as defined below) of APx Acquisition Corp. I (the “Company” or “APX”) at the close of business on 12, 2024 (the “record date”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 14f-1 under the Exchange Act. In this Information Statement, references to “we,” “us” and “our” refer to the Company. No action is required by the shareholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our shareholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs, otherwise than at a meeting of our shareholders. Accordingly, the change in a majority of our directors approved by the existing Board of Directors (the “Board”) of the Company and as contemplated by the terms of the Purchase Agreement (as defined below) will not occur until at least 10 days following the mailing of this Information Statement.

This Information Statement will be mailed to our shareholders of record as of the record date on or about March 27, 2024.

Please read this Information Statement carefully. It describes the terms of the Purchase Agreement and contains certain biographical and other information concerning our executive officers and directors following the Board Change (as defined below). All of our filings and exhibits thereto, may be inspected without charge on the SEC’s website at www.sec.gov.

NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

Purchase Agreement

As previously disclosed, on September 8, 2023, the Company entered into a purchase agreement (the “Purchase Agreement”) with the Company’s initial sponsor, APx Cap Sponsor Group I, LLC (the “APX

Sponsor”) and Templar, LLC and its designees (the “Templar Sponsor”), whereby the APX Sponsor transferred to the Templar Sponsor 3,342,188 of the Company’s class B ordinary shares, $0.0001 par value (the “Founder Shares”) and 6,936,250 private placement warrants (the “Placement Warrants”) purchased at the time of the Company’s initial public offering (“IPO”) pursuant to a Private Placement Warrants Purchase Agreement, dated December 6, 2021. The APX Sponsor retained 970,312 Founder Shares and 3,342,188 Placement Warrants. The transfer of Founder Shares and Placement Warrants to the Templar Sponsor pursuant to the Purchase Agreement is referred to as the “Transfer.” The Transfer, all other transactions contemplated by the agreements executed in connection with the Transfer (including the transactions contemplated therein) and the Management Change and Board Change (each as defined below) are referred to as the “Sponsor Alliance.”

In connection with the Sponsor Alliance, the Company, its officers and directors, the APX Sponsor and the Templar Sponsor entered into additional agreements whereby: (a) the Templar Sponsor signed a joinder agreement (the “Joinder Agreement”) to become a party to the Letter Agreement (the “Letter Agreement”) and the Registration Rights Agreement (“Registration Rights Agreement”), both dated December 6, 2021 and entered into in connection with the IPO, among the Company, the APX Sponsor and certain other shareholders of the Company; and (b) the Letter Agreement was amended by the parties thereto to allow for the Transfer with respect to the Founder Shares (the “Letter Agreement Amendment”). In addition, at the Closing, the Company’s IPO underwriters waived their respective entitlement to the payment of any Deferred Discount (as such term is defined therein) to be paid under the terms of Section 2(c) and Section 5(bb) of the Underwriting Agreement dated December 6, 2021.

As part of the Sponsor Alliance, Kyle Bransfield replaced Daniel Braatz as Chairman of the Board and Chief Executive Officer, effective upon the Closing, with Daniel Braatz remaining as a director on the Board (the “Management Change”). In addition, in connection with the Sponsor Alliance, the Board has approved a change in the Board (the “Board Change”) as follows: Angel Losada Moreno, David Proman and Diego Dayenoff shall tender their resignations as directors and shall be replaced by Fara Remtulla, Daniel Mudd and Thomas P.M. Barry (collectively, the “New Directors”), to be effective upon the later of the expiration of all applicable waiting periods under Section 14(f) of the Securities Exchange Act (the “Effective Date”); provided that the resignations of David Proman and Diego Dayenoff and the appointment of Daniel Mudd became effective as of March 8, 2024 .

Based on 9,910,124 Class A ordinary shares, par value $0.0001 per share, of the Company (“Class A Ordinary Shares”) and no Class B ordinary shares, par value $0.0001 per share, of the Company (“Class B Ordinary Shares”) outstanding on the date of this Information Statement, following consummation of the transactions contemplated by the Purchase Agreement, the Templar Sponsor holds 3,342,188 Class A Ordinary Shares, or 33.7% of the outstanding Class A Ordinary Shares; and the APX Sponsor holds 970,312 Class A Ordinary Shares, or 9.8% of the outstanding Class A Ordinary Shares.

There is no family relationship or other relationship between the Company and the Templar Sponsor.

As a result of the foregoing, on the Effective Date, a majority of the Board will have been replaced by the New Directors. Please read this information statement carefully. It contains certain biographical and other information concerning the current and new officers and directors.

All information in relation to the Templar Sponsor and the New Directors included in this Information Statement is included therein in reliance on representations made to the Company by the Templar Sponsor.

THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14f-1 FILING WILL RESULT IN A CHANGE IN A MAJORITY OF THE DIRECTORS OF THE COMPANY.

CHANGE IN BOARD MEMBERS AND EXECUTIVE OFFICERS

The current directors and officers of the Company are as described below under “Directors and Executive Officers — Current Directors and Executive Officers”. The New Directors, as described under “Directors and Executive Officers — Appointments to the Board of Directors as Contemplated by the Purchase Agreement”, will replace certain of the current directors of the Company. This change is expected to occur on the Effective Date.

To the Company’s knowledge, based on representations from the Templar Sponsor, during the past 10 years, none of the New Directors have been:

•

the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; or

•

convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

VOTING SECURITIES

As of the date of this Information Statement, the authorized share capital of the Company is (i) 200,000,000 Class A Ordinary Shares, (ii) 20,000,000 Class B Ordinary Shares and (iii) 1,000,000 preference shares, par value $0.0001 per share. As used herein, “Ordinary Shares” means Class A Ordinary Shares and Class B Ordinary Shares.

As of the date of this Information Statement, there are (i) 9,910,124 Class A Ordinary Shares outstanding, and (ii) no Class B Ordinary Shares outstanding. As of the date of this Information Statement, there are also 17,575,000 warrants outstanding (including 8,625,000 public warrants issued as part of the units in the Company’s initial public offering and 8,950,000 Placement Warrants.

The amended and restated memorandum and articles of association, as amended, of the Company as in effect (the “Current Charter”) on the date of this Information Statement provide that holders of record of our Class A Ordinary Shares and holders of record of our Class B Ordinary Shares are entitled to one vote for each share held on all matters to be voted on by shareholders and vote together as a single class, except as required by law; provided, that, prior to our initial business combination, holders of record of our Class B Ordinary Shares will have the right to appoint all of our directors and remove members of the Board for any reason, and holders of record our Class A Ordinary Shares will not be entitled to vote on the appointment of directors during such time. Holders of our Ordinary Shares have no cumulative voting rights.

DIRECTORS AND EXECUTIVE OFFICERS

Current Directors and Executive Officers

Set forth below are the current directors and executive officers of the Company as of the date of this Information Statement; provided that the resignations of David Proman and Diego Dayenoff became effective as of March 8, 2024:

Name	Age	Title
Kyle Bransfield	40	Chief Executive Officer and Chairman of the Board of Directors
Xavier Martinez	32	Chief Financial Officer
Daniel Braatz	40	Director
Angel Losada Moreno	69	Director
David Proman	41	Director
Alfredo Vara Alonso	55	Director
Diego Dayenoff	46	Director

Kyle Bransfield serves as our Chief Executive Officer and Chairman of the Board of Directors. Mr. Bransfield also is the founder of Union Acquisition Group and has served as its Chief Executive Officer and director since inception. He has also served as director and Chief Executive Officer of Union Acquisition Corp, and Union Acquisition Corp. II, leading the companies through successful mergers with Bioceres Crop Solutions (NASDAQ: BIOX) and Procaps Group (NASDAQ: PROC) in March 2019 and September 2021, respectively. Mr. Bransfield currently serves on the board of Procaps Group and sits on the mergers and acquisitions committee. Following Lightjump Acquisition Corp’s successful business combination with Moolec Science Ltd. (NASDAQ: MLEC) in December 2022, Mr. Bransfield now serves as a board member on the compensation and audit committees. Mr. Bransfield was a Partner at Exos Technology Financial Partners, where he established a SPAC Asset Management business through the formation of Exos SPAC Opportunities I and the Morgan Creek-Exos SPAC+ Fund. Mr. Bransfield has over 16 years of experience in direct equity and debt private markets principal investing, public markets portfolio management, capital raising, and investment banking. Prior to joining Exos, Mr. Bransfield was a partner at Atlantic-Pacific Capital, leading the firm’s global direct private placement and structured investment activities from 2015 to 2019. Prior to Atlantic-Pacific, Mr. Bransfield was an investment banker in Sagent Advisors’ Private Financing Solutions Group from 2014 to 2015. Prior to Sagent, Mr. Bransfield spent five years as a Principal and General Partner at CS Capital Partners, a Philadelphia-based multi-family office focused on alternative investments. Mr. Bransfield began his career in the Mergers & Acquisitions Group at Stifel Nicolaus Weisel and received a B.S. in Business Administration from American University. We believe Mr. Bransfield’s extensive corporate and private venture capital experience, including as our Chief Executive Officer, as well as his extensive experience serving in a number of executive positions and as a board member of other companies, makes him well qualified to serve as a Director.

Xavier Martinez serves as our Chief Financial Officer. Mr. Martinez has been a member of APx Capital since inception. Prior to APx Capital, Xavier served as Vice President of Investments and Chief Business Development Officer at FHipo. Mr. Martinez is also a co-founder of Yave. Mr. Martinez received a B.S. in Economics from Universidad Iberoamericana and an MBA from the Kellogg School of Management at Northwestern University. We believe Mr. Martinez’s extensive corporate and private venture capital experience makes him well qualified to serve as Chief Financial Officer.

Daniel Braatz currently serves as a Director and previously served as our Chief Executive Officer and Chairman of the Board since our initial public offering through the closing of the transactions contemplated by the Purchase Agreement. In addition, Mr. Braatz (i) co-founded (a) FHipo, the first MREIT in the region with over US$1.4 billion in AUM, and (b) VACE Partners, a company providing specialized financial services, (ii) founded (a) Yave, a leading non-bank digital mortgage lender in Mexico, (b) VRE, a vertical residential developer, and (c) AC Capital, a distressed asset fund, (iii) currently serves as a board member of FHipo, Infosel,

Conjunto Inmobiliario Polanco, Yave, Parkour Ventures and AC Capital and (iv) holds an LPAC position in Yaax Capital. Prior to his entrepreneurial life, Mr. Braatz worked at Citigroup as an investment banker. Mr. Braatz holds a B.S. in Industrial Engineering from Instituto Tecnológico Autónomo de México (ITAM). We believe Mr. Braatz’s extensive corporate and private venture capital experience, as well as his extensive experience serving in a number of executive positions and as a board member of other companies, makes him well qualified to serve as a Director.

Angel Losada Moreno serves as one of our independent directors and has resigned effective upon the Effective Date. Mr. Losada currently acts as President of the Board of Directors of Grupo Gigante, S.A.B. de C.V., a publicly listed company in Mexico. Mr. Losada is also the president of the board of directors of the following companies: (i) Office Depot de Mexico, (ii) Toks restaurants, (iii) Grupo Gigante Inmobiliario and (iv) Grupo President, a hotel, restaurant, and club manager company in Mexico. Mr. Losada is also a member of boards of directors of several other companies, such as Telefonos de Mexico, S.A. de C.V., Grupo Financiero Banamex — Citigroup, S.A., Ver Bien para Aprender Mejor Foundation, A.C., National Chamber of Commerce of the city of Mexico and Food Marketing Institute of the United States of America. In addition, Mr. Losada has been the president of the board of directors of the Mexican National Association of Supermarkets and Departmental Stores, A.C. (ANTAD). Mr. Losada has a B.S. in Business Administration from Anahuac University. We believe Mr. Losada’s extensive experience serving as a board member and president of the board of directors of various private and public companies makes him well qualified to serve as a director.

David Proman served as one of our independent directors and has resigned effective as of March 8, 2024. Mr. Proman is currently CEO of Global X Digital, a renewable energy powered, private bitcoin miner and blockchain infrastructure company headquartered in Oklahoma City. Mr. Proman recently transitioned from his role as a Partner and Managing Director at Fir Tree, a New York based private investment firm that invests worldwide in public and private companies, real estate, and sovereign debt. Mr. Proman served on the boards of directors of both public and private companies, including many commodity production, infrastructure and real estate businesses. Prior to his role at Fir Tree, Mr. Proman was a Portfolio Manager and Analyst at Kore Advisors, a fixed income investment manager. Mr. Proman received a B.A. in Economics from the University of Virginia in 2004. We believe Mr. Proman’s experience with growth-oriented companies across various industries, as well as his extensive experience serving in a number of executive positions and as a board member of other companies, makes him well qualified to serve as a director.

Alfredo Vara Alonso serves as one of our independent directors. Mr. Vara is co-founder and member of the board of APx Capital. Has more than 25 years of experience in the public and private financial sector, through diverse financial institutions and investing platforms with AUM in excess of US$1.5 billion). Mr. Vara is co-founder of VACE Partners, directing diverse transactions through Mexico and Latin America including M&A, structured debt, capital raising, and financial advice, among others. Mr. Vara is Co-founder, member of the board, and the first managing partner of FHipo, and is currently involved in the vehicle’s strategic decision-making. Mr. Vara is co-founder and board member of AC Capital and Yave. Mr. Vara is the largest minority investor in HiTo, master administrator platform, and advisor to the board. Mr. Vara was General Director of Banobras, the fifth largest bank in Mexico by loan portfolio, from February 2017 to November 2018 and during his tenure financial performance was substantially improved while financial access was promoted. Banobras became the first issuer of sustainable bonds in Latin America, among other important achievements. Mr. Vara was also in charge of overseeing FONADIN’s investments, the biggest MLP in Mexico. Mr. Vara has served as board member, at different times, of Afore XXI, Infonavit, Fincasa, Finrural, among others. Prior to his entrepreneurial experiences, Mr. Vara was a first level officer at IPAB (Instituto para la Protección al Ahorro Bancario). He also worked for Deutsche Bank’s Latin American Global Market Sales Group, where he headed the Debt Local Capital Markets effort in Mexico. Mr. Vara is currently working on several new initiatives. Mr. Vara holds a B.S. in Economics from ITAM, and an MBA and M.A. in Economics from Yale University. We believe Mr. Vara’s extensive corporate and private venture capital experience, as well as his extensive experience serving in a number of executive positions and as a board member of other companies, makes him well qualified to serve as a director.

Diego Dayenoff served as one of our independent directors and has resigned effective as of March 8, 2024. Mr. Dayenoff is a Senior Managing Director at Key Square, where he has a focus on equity and credit investments. Prior to Key Square, he served as a Managing Director and Partner at Fir Tree from 2011 to 2017. Prior to joining Fir Tree, Mr. Dayenoff worked at Eton Park in their Emerging Markets team where he focused on public market opportunities across Latin America from 2008 to 2011. Prior to Eton Park, he worked at SAC in the convertible arbitrage group and Lehman Brothers in their US credit proprietary trading desk. Mr. Dayenoff received an M.B.A. from Harvard Business School where he was a Baker Scholar and a B.S. in Business Administration with honors from the University of Buenos Aires. We believe Mr. Dayenoff’s experience with equity and credit investments makes him well qualified to serve as a director.

As part of the transactions contemplated by the Purchase Agreement, all the current directors of the Company except for Messrs. Bransfield and Braatz will resign from all respective positions with the Company, effective upon the Effective Date. Except with respect to the Purchase Agreement and related agreements, there is no agreement or understanding between the Company and each current officer or director pursuant to which he was selected as an officer or director. No family relationships exist between any of our current directors or officers.

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of our Ordinary Shares, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Board Meetings; Annual Meeting Attendance

The Company held an annual meeting of its shareholders during its fiscal year ended December 31, 2023. During the fiscal year ended December 31, 2023, the Board held four board meetings and also passed certain resolutions pursuant to the unanimous written consent of all the directors of the Company. Holders of our securities can send communications to the Board via mail or telephone to the Chairman of the Board of Directors at the address and telephone number appearing on the first page of this Information Statement. The Company has not yet established a policy with respect to our directors’ attendance at annual meetings. A shareholder who wishes to communicate with the Board may do so by directing a written request addressed to the Chairman of our Board of Directors at the address appearing on the first page of this Information Statement.

Appointments to the Board of Directors as Contemplated by the Purchase Agreement

The following table sets forth information regarding the Company’s officers and directors with effect from the Effective Date, following the Board Change; provided that the appointment of Daniel Mudd became effective as of March 8, 2024.

Name	Age	Title
Kyle Bransfield	40	Chief Executive Officer and Chairman of the Board of Directors
Xavier Martinez	32	Chief Financial Officer
Daniel Braatz	40	Director
Alfredo Vara Alonso	55	Director
Fara Remtulla	51	Director
Daniel Mudd	65	Director
Thomas P.M. Barry	41	Director

The biographies for Messrs. Bransfield, Alonso, Martinez and Braatz are included above under the heading “Current Directors and Executive Officers.”

Fara Remtulla will serve as a Director. Ms. Remtulla has served as the Chief Operating Officer at Bridge It, Inc., a leading financial wellness application focused on helping improve their financial health, since August

2021. She also served as Head of Digital Delivery at BSF Digital Ventures, a subsidiary of Banque Saudi Fransi, from 2019 to 2021. Ms. Remtulla is an experienced Fintech practitioner who has been involved in launching new digital banking propositions, including co-founding BankCLEARLY, a middle-eastern neo-bank, where she worked closely with regional banks to advance fintech across the banking system, from 2016 to 2018. Prior to founding BankCLEARLY, Ms. Remtulla was the Vice President of Group Strategy at Abu Dhabi Commercial Bank, where she focused on corporate and digital strategy, innovation, and customer experience from 2012 to 2016. Ms. Remtulla also held leadership roles at Deutsche Bank in the Corporate and Investment Bank from 2005 to 2010 and at Citigroup from 2003 to 2005. She began her career with McKinsey & Company in their New York office in 2001. She holds a Masters in Business Administration from Columbia Business School and a Bachelors in Engineering from McGill University.

We believe Ms. Remtulla is qualified to serve as a member of the Board because of her significant experience in finance and fintech.

Daniel Mudd will serve as a Director. Since 2015, Mr. Mudd has served as senior adviser at Gore Street Capital, an alternatives asset manager in the United Kingdom. He served as Chief Executive Officer of Fortress Investment Group LLC, an alternative asset manager, from August 2009 through December 2011. Previously, Mr. Mudd served as President and Chief Executive Officer of Fannie Mae from 2005 to 2008. Mr. Mudd was also a member of the Fannie Mae Board of Directors. Prior to serving as Chief Executive Officer of Fannie Mae, Mr. Mudd served as the Vice Chairman and Chief Operating Officer of Fannie Mae from 2001 to 2005. As Chief Operating Officer, Mr. Mudd was responsible for originations, marketing, operations, systems, local outreach and administration. Prior to joining Fannie Mae in February 2000, Mr. Mudd served as a senior officer at GE Capital from 1991 to 2000. Prior to his tenure at GE Capital, Mr. Mudd held positions in management consulting and financial services with Xerox Corporation, Ayers Whitmore and Company, and the World Bank. Mr. Mudd previously served on the boards of Ryder System, Inc., Hampton University, the University of Virginia Board of Managers, the Marine Corps University Foundation, the Local Initiatives Support Corporation, Sidwell Friends School and GEMS Asia Advisors. Mr. Mudd holds a B.A. in American History from the University of Virginia and a Masters in Public Administration from the John F. Kennedy School at Harvard University.

We believe Mr. Mudd is qualified to serve as a member of the Board because of his extensive board experience and his financial background.

Thomas P.M. Barry will serve as a Director. Mr. Barry is the Founder and has served as Chief Investment Officer of TBarry Capital from 2017. He is an executive with Ruppert Companies where he has served as Chief Financial Officer from 2014 to 2016 and Division President since 2016 for Ruppert Landscape, LLC, one of the US’s largest commercial landscaping businesses. From 2008 to 2014, Mr. Barry served as the Chief Investment Officer of The Carr Companies (including The Oliver Carr Company, Carr Hospitality and Carr City Centers), where he oversaw acquisitions, dispositions, financing, partnership structuring and a range of contract negotiations within the commercial real estate sector. Mr. Barry served as a Senior Associate at FBR Capital Markets in the Real Estate Equity Research Group from 2005 to 2008. Mr. Barry earned his Master of Business Administration from the Wharton School at the University of Pennsylvania and his Bachelor of Science degree in Business Administration from American University. He is also currently a member of Harvard Business School’s OPM 61 class.

We believe Mr. Barry is qualified to serve as a member of the Board because of his significant investment and mergers and acquisitions experience.

Except with respect to the Purchase Agreement, there is no agreement or understanding between the Company and each New Director pursuant to which he or she was selected as an officer or director. No family relationships exist between any of the New Directors. In addition, based on representations from the Templar Sponsor, there are no material proceedings to which any New Director or any associate of any such director or officer is a party adverse to our Company or has a material interest adverse to our Company.

Number, Terms of Office and Appointment of Directors and Officers

Our Board consists of, and following the Effective Date, shall consist of, five members and is divided into three classes with only one class of directors being appointed in each year, and with each class serving a three-year term. In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual meeting until one year after our first fiscal year end following our listing on Nasdaq.

Following the Board Change, the term of office of the first class of directors, consisting of Mr. Bransfield and Mr. Mudd, will expire at our first annual general meeting. The term of office of the second class of directors, consisting of Ms. Remtulla and Mr. Alonso, will expire at our second annual general meeting. The term of office of the third class of directors, consisting of Mr. Braatz and Mr. Barry, will expire at our third annual general meeting.

Our officers are appointed by the Board and serve at the discretion of the Board, rather than for specific terms of office. Our Board is authorized to appoint officers as it deems appropriate pursuant to our amended and restated memorandum and articles of association.

Board Role in Risk Oversight

Our management is responsible for assessing and managing risks in our business, subject to oversight by the Board. The Board is responsible for overseeing the Company’s processes for assessing and managing risk. Each of the Chief Executive Officer and Chief Financial Officer, with input as appropriate from other appropriate management members, report and provide relevant information directly to either the Board and/or the Audit Committee on various types of identified material financial, reputational, legal, operational and business risks to which the Company is or may be subject, as well as mitigation strategies for relevant risks. The Board focuses on our general risk oversight strategy and understanding the ways in which management proactively manages risks and ensures that appropriate risk mitigation strategies are implemented by management. Various committees of the Board assist the Board in this oversight responsibility in their respective areas of responsibility as described in this Information Statement.

Director Independence

Nasdaq listing standards require that a majority of our Board be independent. An “independent director” is defined generally as a person who, in the opinion of the company’s board of directors, has no material relationship with the listed company (either directly or as a partner, shareholder, stockholder or officer of an organization that has a relationship with the company). Upon the Effective Date, we will have three “independent directors” as defined in Nasdaq listing standards and applicable SEC rules. The Board has determined that Fara Remtulla, Daniel Mudd and Thomas P.M. Barry are “independent directors” as defined in Nasdaq listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

Our Board has three standing committees: the audit, compensation, and nominating and corporate governance committees.

Each of our audit committee, compensation committee and nominating and corporate governance committee currently are and, with effect from the Effective Date, will be, composed solely of independent directors. Subject to phase-in rules, the rules of Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and the rules of Nasdaq require that the compensation committee and the nominating and corporate governance committee of a listed company be comprised solely of independent directors. Each committee operates under a charter that was approved by the Board and has the composition and responsibilities described below. The charter of each committee is available on our website.

Audit Committee

We have established an audit committee of the Board. Upon their appointments, Fara Remtulla, Daniel Mudd and Thomas P.M. Barry will serve as the members and Mr. Mudd will serve as chair of the audit committee. The members of our audit committee are “independent” under applicable Nasdaq listing standards and applicable SEC rules.

Each of Fara Remtulla, Daniel Mudd and Thomas P.M. Barry are financially literate and our Board has determined that Daniel Mudd qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

We have adopted an audit committee charter, which details the purpose and principal functions of the audit committee, including:

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assisting board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence, and (4) the performance of our internal audit function and independent registered public accounting firm; the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm and any other independent registered public accounting firm engaged by us;

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pre-approving all audit and non-audit services to be provided by the independent registered public accounting firm or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures; reviewing and discussing with the independent registered public accounting firm all relationships the registered public accounting firm has with us in order to evaluate their continued independence;

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setting clear policies for audit partner rotation in compliance with applicable laws and regulations; obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (1) the independent auditor’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the independent registered public accounting firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

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meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent registered public accounting firm, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

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reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

We have established a compensation committee of the Board. Upon their appointments, Fara Remtulla, Daniel Mudd and Thomas P.M. Barry will serve as the members and Mr. Barry will serve as chair of the compensation committee. The members of our compensation committee are “independent” under applicable Nasdaq listing standards and applicable SEC rules.

We have adopted a compensation committee charter, which details the principal purpose and responsibility of the compensation committee, including:

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reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer’s compensation, evaluating our chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our chief executive officer’s based on such evaluation;

•

reviewing and making recommendations to our board of directors with respect to the compensation, and any incentive compensation and equity based plans that are subject to board approval of all of our other officers;

•	reviewing our executive compensation policies and plans

•	implementing and administering our incentive compensation equity-based remuneration plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•	producing a report on executive compensation to be included in our annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Nominating and Corporate Governance Committee

We have established a nominating and corporate governance committee of the Board. Upon their appointments, Fara Remtulla, Daniel Mudd and Thomas P.M. Barry will serve as the members and Ms. Remtulla will serve as chair of the nominating and corporate governance committee. The members of our nominating and corporate governance committee are “independent” under applicable Nasdaq listing standards and applicable SEC rules.

We have adopted a nominating and corporate governance committee charter, which details the purpose and responsibilities of the nominating and corporate governance committee, including:

•

identifying, screening and reviewing individuals qualified to serve as directors, consistent with criteria approved by the board, and recommending to the board of directors candidates for nomination for appointment at the annual general meeting or to fill vacancies on the board of directors;

•	developing and recommending to the board of directors and overseeing implementation of our corporate governance guidelines;

•	coordinating and overseeing the annual self-evaluation of the board of directors, its committees, individual directors and management in the governance of the company; and

•	reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The charter also provides that the nominating and corporate governance committee may, in its sole discretion, retain or obtain the advice of, and terminate, any search firm to be used to identify director candidates, and is directly responsible for approving the search firm’s fees and other retention terms.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the Board considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders.

Code of Ethics

We have adopted a code of ethics and business conduct (our “code of ethics”) applicable to our directors, officers and employees. We have posted a copy of our code of ethics and the charters of our audit committee, compensation committee and nominating and corporate governance committee on our website. Our website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this Information Statement. You are able to review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the code of ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our code of ethics in a Current Report on Form 8-K.

Shareholder Communications

Following the change of control of the Board, our shareholders can send communications to the new Board by writing to the Templar Sponsor.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

During the past 10 years no current or incoming director, executive officer, promoter or control person of the Company has, to its knowledge (which, in relation to any such incoming person, is based on representations from the Templar Sponsor), been involved in any of the following:

(1)

a petition under the federal bankruptcy laws or any state insolvency law which was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2)	such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)

such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

a.

acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

b.	engaging in any type of business practice; or

c.	engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4)

such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (3)(i) of this section, or to be associated with persons engaged in any such activity;

(5)

such person was found by a court of competent jurisdiction in a civil action or by the SEC to have violated any federal or state securities law, and the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended, or vacated;

(6)

such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

(7)

such person was the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

a.	Any federal or state securities or commodities law or regulation; or

b.

Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

c.	Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(8)

such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a) (29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company’s Ordinary Shares by (i) each shareholder known by the Company to be the beneficial owner of more than 5% of the Company’s Ordinary Shares, (ii) by the current directors and executive officers of the Company, and (iii) each of the Company’s officers and directors that is expected to hold such offices with effect from the Director and Officer Handover Date.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them. The following table does not reflect record or beneficial ownership of the private placement warrants as these warrants are not exercisable within 60 days of the record date of March 12, 2024.

Unless otherwise indicated, the principal business address for the persons listed below is 714 Westview Avenue, Nashville, Tennessee 37205.

	Class A Ordinary Shares
Name and Address of Beneficial Owner	Beneficially Owned	Approximate Percentage of Class Issued and Outstanding Ordinary Shares
APx Cap Sponsor Group I, LLC(1)	970,312	9.8%
Templar, LLC(2)	3,342,188	33.7%
Kyle Bransfield(2)	3,342,188	33.7%
Daniel Braatz(1)	—	—
Xavier Martinez(1)	—	—
Alfred Varo Alonso(1)	—	—
Angel Losada Moreno(1)	—	—
David Proman(1)	—	—
Diego Dayenoff(1)	—	—
Fara Remtulla	—	—
Daniel Mudd	—	—
Thomas P.M. Barry	—	—
All directors and executive officers as a group prior to Effective Date (10 individuals)	4,312,500	43.5%
All directors and executive officers as a group (6 individuals) after Effective Date	4,272,500	43.5%
Greater than 5% holders
Mizuho Financial Group, Inc.(4)	593,890	6.0%
Wolverine Asset Management (5)	489,187	5.0%

*	Less than one percent.
(1)

APx Cap Sponsor Group I, LLC, our co-sponsor, is the record holder of such shares, is controlled by its managing member, APx Cap Holdings I, LLC. APx Cap Holdings I, LLC’s board of directors consists of three members. Each director of APx Cap Holdings I, LLC has one vote, and the approval of the members of the board of directors is required to approve an action of APx Cap Holdings I, LLC. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by two or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. This is the situation with regard to APx Cap Holdings I, LLC. Based upon the foregoing analysis, no individual manager of APx Cap Holdings I, LLC exercises voting or dispositive control over any of the securities held by APx Cap Holdings I, LLC even those in which he directly holds a pecuniary interest. Accordingly, none of them will be deemed to have or share beneficial ownership of such shares and, for the avoidance of doubt, each expressly disclaims any such beneficial interest to the extent of any pecuniary interest he may have therein, directly or indirectly. The business address of each of APx Cap and the individuals listed herein is Juan Salvador Agraz 65, Contadero, Cuajimalpa de Morelos, 05370, Mexico City, Mexico.
(2)

Templar, LLC (“Templar”), our co-sponsor, is the record holder of such shares. Kyle Bransfield is the managing member of Templar, and as such, has voting and investment discretion with respect to the ordinary shares held of record by Templar and may be deemed to share beneficial ownership of the ordinary shares held by Templar. Mr. Bransfield disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly. The principal business address of Templar is 714 Westview Avenue, Nashville, Tennessee 37205.

(3)	Does not include any shares indirectly owned as a result of a direct or indirect membership interest in the Sponsor.
(4)

Shares beneficially owned are based on Scheduled 13G filed with the SEC on February 13, 2024 by Mizuho Financial Group, Inc, which information has not been independently confirmed. The principal business address of Mizuho Financial Group, Inc. is 1–5–5, Otemachi, Chiyoda–ku, Tokyo 100–8176, Japan.

(5)

Shares beneficially owned are based on Scheduled 13G filed with the SEC on February 8, 2024 by Wolverine Asset Management, LLC and affiliated entities and persons (“Wolverine”), which information has not been independently confirmed. The principal business address of Wolverine is Juan Salvador Agraz 65, Contadero, Cuajimalpa de Morelos 05370 Mexico City, Mexico.

Change in Control

Except for the transactions contemplated by the Purchase Agreement, we do not currently have any arrangements which, if consummated, may result in a change of control of the Company.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 10% of Class A Ordinary Shares to file reports of ownership and changes in ownership with the SEC. Officers, directors and persons who beneficially own more than 10% of our Class A Ordinary Shares are required by regulation to furnish us with copies of all Section 16(a) forms they file. To the best of our knowledge (based upon a review of such forms), we believe that during the year ended December 31, 2023 there were no delinquent filers with the following exceptions: (i) each of APX Sponsor, David Proman and Angel Moreno failed to timely file a Form 4 with respect to the transactions contemplated by the Purchase Agreement and (ii) Kyle Bransfield failed to (i) timely file his Form 3 with respect to the transactions contemplated by the Purchase Agreement and (ii) timely file a Form 4 relating to the conversion of Class B Ordinary Shares into Class A Ordinary Shares.

COMPENSATION OF DIRECTORS AND OFFICERS

None of our officers or directors have received any cash compensation for services rendered to us. Commencing on the date that our securities are first listed on Nasdaq through the earlier of consummation of our initial business combination and our liquidation, we were required to pay APX Sponsor or an affiliate thereof up to $10,000 per month for office space, utilities, secretarial and administrative support services provided to members of our management team and other expenses and obligations of APX Sponsor. In connection with the Sponsor Alliance, this agreement has been terminated.

In addition, our co-sponsors, officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our co-sponsors, officers or directors, or our or their affiliates. Any such payments prior to an initial business combination will be made from funds held outside the trust account. Other than quarterly audit committee review of such reimbursements, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by the company to our co-sponsors, officers and directors, or any of their respective affiliates, prior to completion of our initial business combination.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials or tender offer materials furnished to our shareholders in connection with a proposed initial business combination. We have not established any limit on the amount of such fees that may be paid by the combined company to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed initial business combination, because the directors of the post-combination business will be responsible for determining officer and director compensation. Any compensation to be paid to our officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions

Founder Shares

On May 21, 2021, we issued to APX Sponsor an aggregate of 4,312,500 Class B Ordinary Shares (“Founder Shares”) in exchange for a capital contribution of $25,000, or approximately $0.006 per share. On November 8, 2021, APX Sponsor transferred 20,000 of our Founder Shares to two of our independent directors, Angel Losada Moreno and David Proman, in each case at their original purchase price.

In connection with the Transfer, APX Sponsor transferred to the Templar Sponsor 3,342,188 Founder Shares. In addition, in connection with the Transfer, Mr. Moreno and Mr. Moreno each transferred their 20,000 Founder Shares back to APX Sponsor.

On October 2, 2023, each of the Templar Sponsor and the APX Sponsor converted all of its Class B Ordinary Shares on a one-for-one basis into Class A Ordinary Shares.

Working Capital Promissory Note

On September 8, 2023, the Company issued an unsecured promissory note (the “Templar Note”) in the principal amount of $500,000 to Templar Sponsor. The Templar Note does not bear interest and the principal balance will be payable on the date on which the Company consummates its initial business combination (the “Maturity Date”). In the event the Company consummates its initial business combination, the Templar Sponsor has the option on the Maturity Date to convert up to $1,500,000 of the principal outstanding under the Templar Note into that number of warrants (“Working Capital Warrants”) equal to the portion of the principal amount of the Templar Note being converted divided by $1.00, rounded up to the nearest whole number. The terms of the Working Capital Warrants, if any, would be identical to the terms of the private placement warrants issued by the Company at the time of its initial public offering, as described in the prospectus for the initial public offering dated December 6, 2021 and filed with the U.S. Securities and Exchange Commission, including the transfer restrictions applicable thereto. The Templar Note is subject to customary events of default, the occurrence of certain of which automatically triggers the unpaid principal balance of the Templar Note and all other sums payable with regard to the Templar Note becoming immediately due and payable. The issuance of the Templar Note was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

Amended and Restated Promissory Note

On February 9, 2024, the Company and Templar Sponsor amended and restated the Templar Note (the “Amended and Restated Note”), to increase the maximum principal amount from $500,000 to $2,000,000 and to provide that, in addition to funding working capital needs, amounts under the Amended and Restated Note may be used the purposes of making one or more payments to Continental Stock Transfer & Trust Company, a New York limited liability trust company, as Extension Payments (as defined in the Company’s definitive proxy statement filed with the Securities and Exchange Commission on November 29, 2023, as amended). Other than as set forth above, the terms of the Amended and Restated Note are identical to those of the Templar Note. The issuance of the Amended and Restated Note was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended

Related Party Policy

The audit committee of our Board has adopted a policy setting forth the policies and procedures for its review and approval or ratification of “related party transactions.” A “related party transaction” is any consummated or proposed transaction or series of transactions: (i) in which the company was or is to be a participant; (ii) the amount of which exceeds (or is reasonably expected to exceed) the lesser of $120,000 or 1% of the average of the company’s total assets at year end for the prior two completed fiscal years in the aggregate over the duration of the transaction (without regard to profit or loss); and (iii) in which a “related party” had, has or will have a direct or indirect material interest. “Related parties” under this policy will include: (i) our directors, nominees for director or officers; (ii) any record or beneficial owner of more than 5% of any class of our voting securities; (iii) any immediate family member of any of the foregoing if the foregoing person is a natural person; and (iv) any other person who maybe a “related person” pursuant to Item 404 of Regulation S-K under the Exchange Act. Pursuant to the policy, the audit committee will consider (i) the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s-length dealings with an unrelated third party, (ii) the extent of the related party’s interest in the transaction, (iii) whether the transaction contravenes our code of ethics or other policies, (iv) whether the audit committee believes the relationship underlying the transaction to be in the best interests of the company and its shareholders and (v) the effect that the transaction may have on a director’s status as an independent member of the board and on his or her eligibility to serve on the board’s committees. Management will present to the audit committee each proposed related party transaction, including all relevant facts and circumstances relating thereto. Under the policy, we may consummate related party transactions only if our audit committee approves or ratifies the transaction in accordance with the guidelines set forth in the policy. The policy will not permit any director or officer to participate in the discussion of, or decision concerning, a related person transaction in which he or she is the related party.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information are available on the SEC’s website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

APX ACQUISITION CORP. I

March 27, 2024	By:	/s/ Kyle Bransfield
Name: Kyle Bransfield
Title: Chief Executive Officer and Chairman of the Board